Exhibit 12

BNP U.S. FUNDING L.L.C.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED SECURITIES DIVIDENDS

(in thousands, except ratios)

For the Nine months Ended September 30, 2005 (unaudited)
Net income	$ 29,220
Fixed charges:
Audit fees	45
Trustee fees	90
Administrative and consulting fees	933
Total fixed charges	1,068
Earnings before fixed charges	$ 30,288
Fixed charges, as above	1,068
Ratio of earnings to fixed charges	28.36
Preferred securities dividend	19,345
Fixed charges including preferred securities dividends	$ 20,413
Ratio of earnings to fixed charges and preferred securities dividend	1.48